

02005718

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51346



RECEIVED
FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LEEB BROKERAGE SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 FIFTH AVENUE - 57th FLOOR
(No. and Street)

NEW YORK	NY	10110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WADE N. BLACK — (212) 653-1720
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANFORD BECKER & CO., PC
(Name — *if individual, state last, first, middle name*)

1430 BROADWAY - 6TH FLOOR,	NEW YORK	NY	10018
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WADE N. BLACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEEB BROKERAGE SERVICES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public

PATRICIA A. TRICOMA
NOTARY PUBLIC, State of New York
No. 31-5023700
Qualified in New York County
Commission Expires Feb. 14, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEEB BROKERAGE SERVICES, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
ON PART IIA OF FORM X-17A-5

YEAR ENDED DECEMBER 31, 2001

FOCUS REPORT

FORM X-17A-5

10/85

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER		SEC FILE NO	
LEEB BROKERAGE SERVICES, INC.	13	8-51346	14
		FOR FIRM ID NO	15
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)		FOR PERIOD BEGINNING (MM/DD/YY)	
500 FIFTH AVENUE - 57th FLOOR (No and Street)	20	01 /01 / 01	24
		AND ENDING (MM/DD/YY)	
NEW YORK [21] (City) NY [22] (State) 10110 (Zip)	23	12 /31 / 01	25

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT | (Area Code) - Telephone No.

WADE N. BLACK [30] | (212) 653-1720 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 27th day of February 19 2002

Manual Signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) ______
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

LEEB BROKERAGE SERVICES, INC.

December 31, 2001

CONTENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACOUNTANTS

Board of Directors
Leeb Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of Leeb Brokerage Services, Inc. as of December 31, 2001 and the related statements of income, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Leeb Brokerage Services, Inc. as of December 31, 2001 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules listed on the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exhange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sanford Becker & Co., P.C.

New York, New York
February 22, 2002

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

LEEB BROKERAGE SERVICES, INC. | N | 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

As of (MM/DD/YY) 12/31/01 [99]
SEC FILE NO. 8-51346 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	276,746	200			276,746	750
2. Receivables from brokers or dealers:						
A. Clearance account	124,634	295				
B. Other	9,148	300	2,000	550	135,782	810
3. Receivable from non-customers		355	1,157	600	1,157	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities	21,962	418				
B. Debt Securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430			21,962	850
5. Securities and/or other investments not readily marketable:						
A. At cost .... 8,278 [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements an partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities [150]						
B. Other securities [160]						
7. Secured demand notes:		470		640		89(
Market value of collateral:						
A. Exempted securities [170]						
B. Other securities [180]						
8. Membership in exchanges:						
A. Owned, at market [190]						
B. Owned, at cost				650		
C. Contributed for use of the company at market value				660		9(
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		9
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	16,698	680	16,698	
11. Other assets		535		735		
12. TOTAL ASSETS	432,490	540	19,855	740	452,345	

OMIT PENNIES

SEE NOTES TO FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

LEEB BROKERAGE SERVICES, INC. as of 12/31/01

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

LIABILITIES		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable			1045		1255		1470
14. Payable to brokers or dealers							
A. Clearance account			1114		1315		1560
B. Other			1115		1305		1540
15. Payable to non-customers			1155		1355		1610
16. Securities sold not yet purchased at market value					1360		1620
17. Accounts payable, accrued liabilities expenses and other		78,484	1205		1385	78,484	1685
18. Notes and mortgages payable:							
A. Unsecured			1210				1690
B. Secured		12,157	1211		1390	12,157	1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:				400,000	1400	400,000	1710
1. from outsiders	970						
2. Includes equity subordination (15c3-1(d)) of	980						
B. Securities borrowings, at market value: from outsiders	990				1410		1720
C. Pursuant to secured demand note collateral agreements					1420		1730
1. from outsiders	1000						
2. Includes equity subordination (15c3-1(d)) of	1010						
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
20. TOTAL LIABILITIES		90,641	1230	400,000	1450	490,641	1760

Ownership Equity

			Total	
21. Sole proprietorship				1770
22. Partnership (limited partners		1020)		1780
23. Corporation:				
A. Preferred stock				1791
B. Common Stock			125,000	1792
C. Additional paid-in capital				1793
D. Retained earnings			(163,296)	1794
E. Total			(38,296)	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			(38,296)	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			452,345	1810

OMIT PENNIES

SEE NOTES TO FINANCIAL STATEMENTS

LEEB BROKERAGE SERVICES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001

REVENUE	
Commissions	901,499
Trading	104,558
Dividends & Interest	11,437
Other	100,282
	1,117,776
EXPENSES	
Employee Compensation & Related Costs	455,769
Clearance Fees	183,146
Communication Expense	99,851
Occupancy and Equipment Expenses	62,664
Professional and Consultant Fees	16,076
Other Operating Expenses	368,274
	1,185,780
NET LOSS (Note 2)	(68,004)

SEE NOTES TO FINANCIAL STATEMENTS

LEEB BROKERAGE SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK	RETAINED EARNINGS	TOTALS
BALANCE at January 1, 2001	125,000	(95,292)	29,708
Net Earnings (Loss)		(68,004)	(68,004)
BALANCE at December 31, 2001	125,000	(163,296)	(38,296)

SEE NOTES TO FINANCIAL STATEMENTS

LEEB BROKERAGE SERVICE, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2001

Subordinated Borrowings, January 1, 2001	$ 400,000
Issuance of subordinated notes	-
Subordinated borrowings, December 31, 2001	$ 400,000

SEE NOTES TO FINANCIAL STATEMENTS

LEEB BROKERAGE SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash Flows form Operating Activities		
Net Loss		(68,004)
Adjustments to Reconcile Net Loss to Net Cash Used for Operating Activities:		
Depreciation	22,975	
Increase in Accounts Receivable	(99,797)	
Increase in Accounts Payable and Accrued Expenses Payable:	58,494	
Decrease in Pre-Paid Expenses	4,030	
Total Adjustments		(14,298)
Net Cash Used For Operating Activities		(82,302)
Cash Flows from Investing Activities:		
Purchase of Equipment	(18,204)	
Decrease in Securities Owned (Net)	380,953	362,749
Cash Flows from Financing Activities:		
Decrease in Note Payable	(5,814)	(5,814)
Net Increase in Cash and Cash Equivalents		274,633
Cash and Cash Equivalents at Beginning of Year		2,113
Cash and Cash Equivalents at End of Year		276,746

LEEB BROKERAGE SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

1) Summary of significant accounting policies:

Leeb brokerage Services, Inc. (Company) is a registered general securities broker-dealer and is subject to regulation by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD).

The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debits) as defined in the agreement.

Accounting for commission income is on a settlement date basis.

Securities owned are valued at market.

Use of Estimates:

The process of preparing financial statements in conformity with generally accepted accounting principals requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2) The corporation and shareholders have elected effective June 9, 1998 to be treated as a Subchapter S Corporation under applicable Federal and New York State Law. Accordingly no provision has been made for Federal Corporation Income Tax.

3) Liabilities Subordinated to Claims of General Creditors:

At December 31, 2001, the Company had an outstanding loan in the amount of $400,000 under a subordination agreement. The loan bears interest at 2.5% above the highest monthly prime rate, per annum and matures November 30, 2004. The loan is subordinated to the claims of all general creditors and has been approved by the National Association of Securities Dealers, Inc. and is thus available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid. In addition, the Company must satisfy the debt-equity ratio requirement that the ratio not exceed 70% for a period in excess of 90 days. At December 31, 2001, the Company's debt-equity ratio was 20%.

4) Net Capital Requirements:

The corporation is subject to the uniform net capital rule (Rule 15C3-1) of the Securities and Exchange act of 1934, which requires that corporation to maintain a ratio of aggregate indebtedness to net capital as defined, not exceed 15 to 1. At December 31, 2001 Leeb Brokerage Services, Inc. net capital was $338,555 whereas the required net capital was $100,000. The ratio of aggregate indebtedness to net capital was 27% compared to a maximum amount allowance of 1500%.

The corporation solicits and services customer accounts, which are introduced on a fully disclosed basis to BNY Clearing Services, LLC. The corporation's principal sources of revenue are commissions earned on customer accounts. The corporation does not hold customers' cash and/or securities and is exempt from the provision of SEC Rule 15C3-3 under sub-paragraph K (2)(b).

5) The corporation is exempt under Rule 15C3-3 since all customer transactions are cleared through another broker dealer on a fully disclosed basis. We have ascertained that the conditions of this exemption were being complied with as of December 31, 2001 and that no facts came to our attention to indicate that the exemption had not been complied with during this period.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

LEEB BROKERAGE SERVICES, INC. as of 12 / 31 / 01

COMPUTATION OF NET CAPITAL

Item		Code		Code
1. Total ownership equity from Statement of Financial Condition			(38,296)	3480
2. Deduct Ownership equity not allowable for net capital			( )	3490
3. Total ownership equity qualified for net capital			(38,296)	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			400,000	3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			361,704	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Note B and C)	19,855	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities -proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(19,855)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			341,849	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	3,294	3734		
D. Undue concentration		3650		
E. Other (List)		3736	(3,294)	37
10. Net Capital			338,555	37

OMIT PENNIE

SEE NOTES TO FINANCIAL STATEMENTS

10/85

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

LEEB BROKERAGE SERVICES, INC. as of 12 /31 / 01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Item	Amount	Code
11. Minimum net capital required (6-2/3% of line 19)	6,043	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	100,000	3760
14. Excess net capital (line 10 less 13)	238,555	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	329,491	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item	Amount	Code	Amount	Code
16. Total A.I. liabilities from Statement of Financial Condition			90,642	3790
17. Add:				
A. Drafts for immediate credit		3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited		3810		
C. Other unrecorded amounts (List)		3820		3830
19. Total aggregate indebtedness			90,642	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / by line 10) %			27%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1 (d) %				3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Item	Amount	Code
22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	NOT APPLICABLE	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess net capital (line 10 less 24)		3910
26. Net capital in excess of the greater of:		
A. 5% of combine aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5 respondent should provide a list of material non-allowable assets.

SEE NOTES TO FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

LEEB BROKERAGE SERVICES, INC. as of 12 /31 /01

Exemptive Provisions Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)-$2,500 capital category as per Rule 15c3-1 4550

B. (k) (2)(A)-"Special Account for the Exclusive Benefit of customers" maintained 4560

C. (k) (2)(B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm BNY CLEARING SERVICES, LLC 4335 X 4570

D. (k) (3)-Exempted by order of the Commission 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type Of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be With drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL	4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

10/85

SEE NOTES TO FINANCIAL STATEMENTS

LEEB BROKERAGE SERVICES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 TO CORPORATION'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA
FILING DECEMBER 31, 2001

Net Capital per computation pursuant to Rule 17a-5	338,555
Adjustments:	
Audit adjustments - Accrued salaries and expenses depreciation, etc. including year end adjustments	451
Net Capital per Corporation's unaudited Form X-17A-5 Part IIA filing	339,006

SEE NOTES TO FINANCIAL STATEMENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

REPORT ON INTERNAL CONTROL

Board of Directors
Leeb Brokerage Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Leeb Brokerage Services, Inc., for the year ended December 31, 2001, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Leeb Brokerage Services, Inc., including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (ii) and or determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities account for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Systems.

The management of the Company is responsible for establishing and maintaining an internal control structure and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to asses whether those practices and procedures can be expected to achieve the Commision's above –mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility and safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity

with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitaitons in an internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluaiton of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all mattters in the internal control structure that might be material weaknesses under standards established by American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing theier assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as difined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such obectives in all material respects indicated a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commision's objectives.

This report is intended solely for the use of management, the Securities Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



New York, New York,
February 22, 2002